The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                             [GRAPHIC OMITTED]

 (a joint stock limited company incorporated in the People's Republic of China)



                      Third Quarterly Report for 2002




Highlights of the results of the Company for the three quarters ended 30 September 2002

During this reporting period, income from principal operations and net profit after taxation and minority interests of the Company amounted to RMB
226.183 billion and RMB 9.055 billion respectively under the PRC Accounting Policies of the Company. Turnover and other operating revenues amounted to RMB 238.152 billion and profit attributable to shareholders after taxation and minority interests amounted to RMB 10.094 billion under the International Accounting Policies of the Company.


This quarterly results announcement is prepared in accordance with the regulations on disclosure of information in quarterly results for listed companies issued by the China Securities Regulatory Commission. The information contained in this announcement is the same as that published in China, and this announcement is published simultaneously in China and Hong Kong. All financial information set out in this quarterly results announcement has been prepared in accordance with the PRC Accounting Policies of the Company. In order to enable the investors outside China to understand the results of the Company, Sinopec Corp. has also included in this announcement the relevant financial information prepared in accordance with the International Accounting Policies of the Company.This announcement is made pursuant to paragraph 2 of the Listing Agreement.


Disclaimer: The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") warrants that there are no material omissions from, or misrepresentations or misleading statements contained in, this third quarterly report, and severally and jointly accepts full responsibility for the authenticity, accuracy and completeness of the information contained in this third quarterly report.
The financial statements contained in this quarterly results announcement have not been audited.


1.  Basic Information of the Company


1.1  Company Profile


Sinopec Corp. is the first company in China which has been listed in Hong Kong, New York, London and Shanghai, and is also an integrated energy and chemical company with upstream, midstream and downstream operations. The principal operations of Sinopec Corp. and its subsidiaries (the "Company") include: exploring for and developing, producing and trading in crude oil and natural gas; processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; producing, distributing and trading chemical products. The basic information of the Company is set out below:


1.1.1    Legal Name:      [Graphic Omitted]


         English Name: China Petroleum & Chemical Corporation


1.1.2 Registered Address and Place of Business: 6A Huixindong Street, Chaoyang District, Beijing, PRC


         Postcode:100029

         Tel.: 86-10-64990060
         Fax: 86-10-64990022
         E-mail address: ir@sinopec.com

         Website: www.sinopec.com


1.1.3    Legal Representative: Mr. Li Yizhong


1.1.4    Authorized Representatives: Mr. Wang Jiming and Mr. Zhang Honglin


1.1.5    Secretary to the Board of Directors: Mr. Zhang Honglin
         Representative on Securities Matters: Mr. Chen Ge
         Tel.: 86-10-64990060
         Fax: 86-10-64990022
         E-mail address: ir@sinopec.com


1.1.6    Newspapers for Information Disclosure:


         PRC:      China Securities News, Shanghai Securities News and
                   Securities Times


         Hong Kong: Hong Kong Economic Times
                    South China Morning Post (in English)


1.1.7    Places of Listing of Shares, Stock Names and Stock Codes:


         A Shares:        Shanghai Stock Exchange
                          Stock name: Sinopec Corp.
                          Stock code: 600028

         H Shares:        Hong Kong Stock Exchange
                           Stock name: Sinopec Corp
                          Stock code: 0386

         ADSs:            New York Stock Exchange
                          ADS name: SINOPEC CORP
                          ADS code: SNP


                          London Stock Exchange
                          ADS name: SINOPEC CORP
                          ADS code: SNP




1.2   Principal financial data and indicators


1.2.1 Principal financial data and indicators of the Company for the three quarters of 2002 prepared under the PRC Accounting Policies of the Company

      ------------------------------------------------------------------------------------------------------
                                                                              Nine-month period ended
                           Caption                                               30 September 2002
                                                                                   RMB millions
      ----------------------------------------------------------------- ------------------------------------
          Net profit                                                                     9,055
      ----------------------------------------------------------------- ------------------------------------
          Net profit before non-operating income/expenses*                               9,273
      ----------------------------------------------------------------- ------------------------------------
          Return on net assets (%) (Fully diluted)                                       6.19
      ----------------------------------------------------------------- ------------------------------------
          Earnings per share (RMB Yuan/share) (Fully diluted)                            0.104
      ----------------------------------------------------------------- ------------------------------------
          Return on net assets before non-operating income/expenses                      6.49
          (%) (Weighted average)
      ------------------------------------------------------------------------------------------------------



      ------------------------------------------------------------------------------------------------------

                                                         At 30 September 2002        At 31 December 2001
                  Caption
                                                             RMB millions                RMB millions
      --------------------------------------------- ------------------------------ -------------------------
          Shareholders' funds (excluding minority                146,360                     139,039
          interests)
      --------------------------------------------- ------------------------------ -------------------------
          Net assets value per share (RMB
          Yuan/share) (Fully diluted)                             1.69                         1.60
      --------------------------------------------- ------------------------------ -------------------------
          Adjusted net assets value per share                     1.67                         1.58
          (RMB Yuan/share)
      --------------------------------------------- ------------------------------ -------------------------

        Net profit before non-operating income/expenses reflects net profit for the reporting period of RMB 9.055 billion less non-operating income of RMB 178 million, non-operating expenses of RMB 504 million, and the effect of the above adjustments to taxation amounting to RMB 108 million.



1.2.2 Principal financial data and indicators of the Company for the three quarters of 2002 prepared under the International Accounting Policies of the Company



      ------------------------------------------------------------------------------------------------------
                                                                            Nine-month period ended 30
                                                                                  September 2002
                          Caption
                                                                                   RMB millions
      ----------------------------------------------------------------- ------------------------------------
          Operating profit                                                              19,224
      ----------------------------------------------------------------- ------------------------------------
          Profit attributable to shareholders                                           10,094
      ----------------------------------------------------------------- ------------------------------------
          Earnings per share (RMB Yuan/share)                                            0.12
      ------------------------------------------------------------------------------------------------------





      ------------------------------------------------------------------------------------------------------
                          Caption                        At 30 September 2002        At 31 December 2001
                                                             RMB millions                RMB millions
      ----------------------------------------------- ---------------------------- -------------------------
          Shareholders' funds

          (excluding minority interests)                          148,499                    147,669
      ----------------------------------------------- ---------------------------- -------------------------
          Net assets value per share
                                                                   1.71                        1.70
          (RMB Yuan/share)
      ----------------------------------------------- ---------------------------- -------------------------
          Adjusted  net assets  value per share (RMB
          Yuan/share)                                              1.69                        1.68
      ----------------------------------------------- ---------------------------- -------------------------
          Debt/Equity ratio* (%)                                   31.36                      31.21
      ----------------------------------------------- ---------------------------- -------------------------

           *   Debt/Equity ratio = Long-term loans/(Shareholders' funds + Long-term loans) x 100%




1.2.3 Differences between net income and shareholders' funds prepared under the PRC Accounting Policies of the Company and the International Accounting Polices of the Company


         (a) Analysis of the major differences between the PRC Accounting Policies of the Company and the International Accounting Policies of the Company on net income:


      --------------------------------------------------------------- --------------------------------------
                                 Caption                              Nine-month period ended 30 September
                                                                                      2002
                                                                                  RMB millions
      --------------------------------------------------------------- --------------------------------------
      Net income under the PRC Accounting Policies of the Company

              Adjustments:                                                            9,055
      --------------------------------------------------------------- --------------------------------------
              Depreciation of oil and gas properties                                        1,514
      --------------------------------------------------------------- --------------------------------------
              Capitalisation of general borrowing costs                                       119
      --------------------------------------------------------------- --------------------------------------
              Acquisition of Sinopec National Star                                             88
      --------------------------------------------------------------- --------------------------------------
              Revaluation of land use rights                                                   12
      --------------------------------------------------------------- --------------------------------------
              Effects of the above adjustments on taxation                                  (694)
      --------------------------------------------------------------- --------------------------------------
      Net income under the International Accounting Policies of the                        10,094
      Company
      --------------------------------------------------------------- --------------------------------------




      (b) Analysis of the effects of the major differences between the PRC Accounting Policies of the Company and the International
         Accounting Policies of the Company on shareholders' funds:


      ------------------------------------------------------------------------------------------------------
                                                        At 30 September 2002           At 31 December
                         Caption                            RMB millions                    2001
                                                                                        RMB millions
      ----------------------------------------------- -------------------------- ---------------------------
      Shareholders'  funds under the PRC  Accounting
      Policies of the Company

           Adjustments:                                           146,360                     139,039
      ----------------------------------------------- -------------------------- ---------------------------
                  Depreciation of oil and gas                       8,315                       6,801
                  properties
      ----------------------------------------------- -------------------------- ---------------------------
                  Capitalisation of general                           517                         398
                  borrowing costs
      ----------------------------------------------- -------------------------- ---------------------------
                  Acquisition of Sinopec National                  (2,958)                     (3,046)
                  Star
      ----------------------------------------------- -------------------------- ---------------------------
                  Revaluation of land use rights                     (828)                          -
      ----------------------------------------------- -------------------------- ---------------------------
                  Reversal of impairment losses on                   (113)                       (113)
                  long-lived assets
      ----------------------------------------------- -------------------------- ---------------------------
                  Dividends                                             -                       6,936
      ----------------------------------------------- -------------------------- ---------------------------
                  Effects of the above adjustments                 (2,794)                     (2,346)
                  on taxation
      ----------------------------------------------- -------------------------- ---------------------------
        Shareholders' funds under the International               148,499                     147,669
        Accounting Policies of the Company
      ------------------------------------------------------------------------------------------------------




2.       Changes in the Share Capital and Shareholdings of Principal
         Shareholders


2.1 Changes in the share capital of Sinopec Corp and number of shares during the reporting period


There has been no change in the share capital structure and number of shares during the reporting period.


2.2      Shareholdings of principal shareholders


At 30 September 2002, there was a total of 531,765 domestic and overseas shareholders of Sinopec Corp., of which 509,646 were domestic shareholders and 22,119 were overseas shareholders. The shareholdings of the 10 largest shareholders of Sinopec Corp. were as follows:





                                                                          Number of
                                                                         shares held           Percentage of
     Shareholder                                Type of shares held     (10,000 Shares)      total shareholding
     ==========================================================================================================
     China Petrochemical Group Company          State-owned Shares             4,774,256.1              55.06%
     ------------------------------------------ ---------------------- -------------------- -------------------
     HKSCC (Nominees) Limited                   H Shares                         895,079.9              10.32%
     ------------------------------------------ ---------------------- -------------------- -------------------
     China Development Bank                     State-owned Shares               877,557.0              10.12%
     ------------------------------------------ ---------------------- -------------------- -------------------
     China Xinda Assets Management Corp.        State-owned Shares               872,065.0              10.06%
     ------------------------------------------ ---------------------- -------------------- -------------------
     ExxonMobil Far East Holdings Ltd.          H Shares                         316,852.9               3.65%
     ------------------------------------------ ---------------------- -------------------- -------------------
     Shell Eastern (PTE) Ltd.                   H Shares                         196,642.2               2.27%
     ------------------------------------------ ---------------------- -------------------- -------------------
     bp Oil Espana S.A.                         H Shares                         182,922.9               2.11%
     ------------------------------------------ ---------------------- -------------------- -------------------
     China Orient Assets Management Corp.       State-owned Shares               129,641.0               1.50%
     ------------------------------------------ ---------------------- -------------------- -------------------
     Guo Tai Jun An Corp.                       State-owned Legal                 58,676.0               0.68%
                                                Person Shares
     ------------------------------------------ ---------------------- -------------------- -------------------
     TOPGOAL Company                            H Shares                          33,906.5               0.39%
     ------------------------------------------ ---------------------- -------------------- -------------------


Sinopec Corp. is not aware of any relation amongst its top 10 principal shareholders. During the reporting period, there has been no change in the shareholding held by Sinopec Corp.'s corporate shareholders (excluding HKSCC (Nominees) Limited) holding 5% or more of the shares in Sinopec Corp. and such shareholdings were not subject to any mortgage, lock-ups or trusteeship.




3.    Business Review and Analysis

3.1 Business Review

In the first three quarters of 2002, the PRC economy continued to maintain rapid growth, with a GDP growth rate of 7.9%. Benefiting from the above, there was a stable growth in the domestic demand for refined oil and petrochemical products.

Looking back over the first three quarters of 2002, the Company experienced serious challenging market conditions during the first quarter of this year. In January and February this year, domestic prices of crude oil, refined oil products and petrochemical products dropped to a low point; the profit margin for oil refining decreased; market prices for refined oil products, especially for wholesale, were far below target prices. All of these factors led to a drastic decrease in the performance of the Company in January and February 2002. Since March, there has been an obvious recovery of the prices of crude oil and refined oil products, coupled with a recuperative rebound in prices for petrochemical products, which led to improved market conditions and business operations of the Company. Since the third quarter of this year, crude oil prices have been maintained at a relatively high level and the market conditions of refined oil products have been recovered. By seizing market opportunities and focusing on market trends, the Company has obtained relatively good operating results in the third quarter.

In the first three quarters of 2002, based on the PRC Accounting Policies of the Company, income from the principal operations of the Company was RMB
226.183 billion and net profit was RMB 9.055 billion (net profit for the first, second and third quarter was RMB 102 million, RMB 4.402 billion and RMB 4.551 billion, respectively).

In the first three quarters of 2002, based on International Accounting Policies of the Company, the turnover of the Company was RMB 226.183 billion and profit attributable to shareholders was RMB 10.094 billion (profit attributable to shareholders for the first, second and third quarter were RMB 542 million, RMB 4.891 billion and RMB 4.661 billion, respectively).

3.1.1 Exploration and Production Segment

In the third quarter of 2002, under the influence of the international situation, the international prices for crude oil continued to remain at a relatively high level. The Platt's average spot quote for Brent in the first three quarters of this year was US$23.95 per barrel, which amounts to a decrease of 8% over that in the same period last year. Domestic pricing for crude oil basically followed the price of crude oil in the international market. The average crude oil price realised by the Company during the first three quarters of this year was US$21.24 per barrel, which amounts to a decrease of 13.7% over the same period last year.

For the first three quarters of 2002, the Company attained good results in exploration, development and production of oil and gas. (1) Exploration:
The wells for exploration of the Company totalled 369, according to the performance for the first three quarters, it is expected that the total newly added probable crude oil reserves for the year will amount to approximately 213 million tonnes and newly added probable natural gas reserves will reach approximately 89.7 billion cubic meters, coupled with the new discovery of various prospective oil and gas zones. (2)
Development: the Company optimized development plans and constructed facilities with high production capacity. The newly added production capacity of crude oil and natural gas of the Company amounted to about 3.66 million tonnes and 451 million cubic meters, respectively. (3) Production:
The production of both crude oil and natural gas has increased, compared with the same period last year.




                            Operating Summary of the Exploration and Production Segment

  -----------------------------------------------------------------------------------------------------------

                                                   Nine-month period      Nine-month
                       Item                             ended 30        period ended 30
                                                     September 2002     September 2001       Change (%)
  ------------------------------------------------ ------------------- ------------------ -------------------
  Crude oil production

  (ten thousand tonnes)                                 2,841.93           2,835.23              0.24
  ------------------------------------------------ ------------------- ------------------ -------------------
  Natural gas production
                                                           37.35              34.24              9.08
  (hundred million cubic meters)
  ------------------------------------------------ ------------------- ------------------ -------------------
  Realized price of crude oil
                                                         1,248.8              1,447             -13.7
  (RMB Yuan /tonne)
  ------------------------------------------------ ------------------- ------------------ -------------------
  Realised price of natural gas (RMB                      590.00             577.70              2.13
  Yuan/thousand cubic meters)
  -----------------------------------------------------------------------------------------------------------

   Note: The conversion rate of crude oil is 1 tonne=7.1 barrels, and the conversion rate of natural gas is 1 cubic meter=35.31 cubic feet;



3.1.2  Refining Segment

In the third quarter of 2002, despite a slight increase in the prices of refined oil products in the international market compared with that of the first half of 2002, the prices of domestic refined oil products have not been adjusted in accordance with the pricing mechanism of domestic refined oil products. As the crude oil price in the third quarter increased, it influenced the profit margin of the refining segment.

Based on the market conditions in the third quarter of 2002, the Company set its resources and processing volume of crude oil at an appropriate level, optimised the allocation of crude oil resources, endeavoured to reduce the costs for crude oil and adjusted its product structure, which have led to an improvement of all the major economic and technical indicators. The externally sourced crude oil volume of the Company in the first three quarters totalled 55.536 million tonnes (excluding self-produced crude oil of 21.957 million tonnes) and crude oil processing volume reached 76.98 million tonnes which amounted to an increase of 0.8% over that in the same period last year. In addition, light oil product yield reached 73.32%, which amounted to an increase of 1.4 percentage points over that in the same period last year. Composite commercial yield reached 92.55%, which amounted to an increase of 0.79 percentage points over that in the same period of last year. In order to satisfy the demand for the raw material of ethylene, the Company endeavoured to increase its production of petrochemical light oil, which amounted to an increase of 19.67% over that in the same period last year.




                                             Operating Summary of the Refining Segment

  ----------------------------------------------------------------------------------------------------------------

                                                Nine-month period      Nine-month period
                     Item                      ended 30 September     ended 30 September
                                                      2002                   2001                Change(%)
  ------------------------------------------- ---------------------- ---------------------- ----------------------
  Crude processing volume

                     (ten thousand tonnes)        7,697.98               7,636.85                 0.80
  ------------------------------------------- ---------------------- ---------------------- ----------------------
  Refinery utilisation (%)                            78.8                   78.2           0.6 percentage point
  ------------------------------------------- ---------------------- ---------------------- ----------------------
  Gasoline, diesel and kerosene
  production (ten thousand tonnes)                4,589.87               4,581.28                 0.19
  ------------------------------------------- ---------------------- ---------------------- ----------------------
      Of which: gasoline
                                                  1,429.47               1,428.88                 0.04
                     (ten thousand tonnes)
  ------------------------------------------- ---------------------- ---------------------- ----------------------
                 Diesel
                                                 2,798.568               2,820.75                -0.79
                     (ten thousand tonnes)
  ------------------------------------------- ---------------------- ---------------------- ----------------------
                 Kerosene
                                                    361.85                 331.65                 9.11
                     (ten thousand tonne)
  ------------------------------------------- ---------------------- ---------------------- ----------------------
  Petrochemical light oil
                                                  1,133.74                 947.40                19.67
                     (ten thousand tonnes)
  ------------------------------------------- ---------------------- ---------------------- ----------------------
  Light product yield(%)                             73.32                  71.92          1.40 percentage point
  ------------------------------------------- ---------------------- ---------------------- ----------------------
  Composite commercial yield(%)                      92.55                  91.76          0.79 percentage point
  ----------------------------------------------------------------------------------------------------------------

Note: Crude oil processing volume is converted at 1 tonne=7.35 barrels





3.1.3  Marketing and Distribution Segment


 In the third quarter of 2002, the domestic demand for refined oil products continued to maintain a rapid growth. The Company actively co-operated with the PRC government in its efforts to regulate the refined oil products market and strengthened its co-ordination and cooperation with other domestic suppliers of refined oil products, with a view to stabilise the market and control the total market supply, all of which improved the performance of the marketing and distribution segment. Inventory of refined oil products has significantly decreased, which is approaching a reasonable level. In addition, the Company endeavoured to increase its sales volume of refined oil products, especially its retail sales volume and direct distribution volume . The above have led to the improvement in the structure of its product sales and distribution. In the first three quarters of this year, the retail sales volume and direct distribution volume, as a percentage of the Company's total domestic sales volume of refined oil products, has increased from 60.2% in the same period last year to 67.7%. The Company has revamped 291 existing petrol stations and added 286 petrol stations. The average sales volume per petrol station has also increased.





                            Operating Summary of the Marketing and Distribution Segment

  ----------------------------------------------------------------------------------------------------------

                                                 Nine-month period    Nine-month period
                      Item                       ended 30 September        ended 30
                                                        2002            September 2001       Change(%)
  --------------------------------------------- --------------------- ------------------- ------------------
    Total domestic sales of refined oil
    products

                         (ten thousand tonnes)          5,211                5,106               2.06
  --------------------------------------------- --------------------- ------------------- ------------------
       Of which:   Retail sales of refined
                   oil products
                                                        2,572                2,203              16.75
                         (ten thousand tonnes)
  --------------------------------------------- --------------------- ------------------- ------------------
                   Wholesale of refined oil
                   products
                                                        1,682                2,030             -17.14
                         (ten thousand tonnes)
  --------------------------------------------- --------------------- ------------------- ------------------
                   Direct distribution of
                   refined oil products
                                                          958                  872               9.86
                         (ten thousand tonnes)
  --------------------------------------------- --------------------- ------------------- ------------------
    Average annual sales per petrol station
    (tonne/station)                                     1,528                1,455               5.02
  --------------------------------------------- --------------------- ------------------- ------------------
    Percentage of retail sales volume to                 49.4                 43.1           6.3 percentage
    total sales volume(%)                                                                     points
  --------------------------------------------- --------------------- ------------------- ------------------
    Total number of petrol stations                    27,798               27,863              -0.23
  --------------------------------------------- --------------------- ------------------- ------------------
       Of which:   number of self- operated
                   petrol stations                     24,348               23,679               2.83
  --------------------------------------------- --------------------- ------------------- ------------------
                   Number of franchised                 3,450                4,184             -17.54
                   petrol stations
  --------------------------------------------- --------------------- ------------------- ------------------




3.1.4  Chemical Segment


Influenced by the depressed chemical products prices in the international market, prices of domestic chemical products in the third quarter of 2002 continued to decrease and the recovery of prices of certain chemicals slowed down and experienced a downturn. The average prices of synthetic resin, synthetic fiber, monomers/polymers for synthetic fiber and synthetic rubber during the first three quarters of this year decreased by 10.88(cent)H, 4.41(cent)H, 4.94(cent)H and 3.65(cent)H respectively over that in the same period last year.


The Company continued to attach great importance to the second-round revamping of the large-scale ethylene facilities during the first three quarters of 2002. The ethylene facilities in Shanghai Petrochemical Company Limited have been completed and put into production in the first half of the year and the ethylene facilities in Yangzi Petrochemical Company Limited have been successfully revamped in the third quarter. The Company has continued to maintain its refining facilities to run at full-load. The throughput of ethylene amounted to 1,911.4 thousand tonnes, which amounted to an increase of 17.9% over that in the corresponding period of last year and the throughputs of other chemical production have also increased considerably. As production has increased, product structure and product quality have also improved and that the ratio of high value-added products, such as the performance compound for the synthetic resin and differential fiber, has increased significantly. The sales to production ratio for the Company's key petrochemical products approached or exceeded 100% in the first three quarters of this year.


                                         Production of Major Chemicals:

------------------------------------------ -------------------- --------------------- ---------------------

                                            Nine-month period    Nine-month period
                  Item                     ended 30 September    ended 30 September
                                                  2002                  2001              Change(%)
------------------------------------------ -------------------- --------------------- ---------------------
Ethylene                                         191.14                162.10                17.91
                    (ten thousand tonnes)
------------------------------------------ -------------------- --------------------- ---------------------
Synthetic resin                                  283.91                243.06                16.81
                    (ten thousand tonnes)
------------------------------------------ -------------------- --------------------- ---------------------
     Of which:   Performance  compound
                 resins                          128.33                99.37                 29.14
                    (ten thousand tonnes)
------------------------------------------ -------------------- --------------------- ---------------------
 Synthetic fiber                                  84.52                74.92                 12.81
                    (ten thousand tonnes)
------------------------------------------ -------------------- --------------------- ---------------------
      Of which: differential fiber                28.68                23.78                 20.61
                    (ten thousand tonnes)
------------------------------------------ -------------------- --------------------- ---------------------
Monomer and polymers for synthetic fiber         282.26                266.69                 5.84
                    (ten thousand tonnes)
------------------------------------------ -------------------- --------------------- ---------------------
Synthetic rubber                                  32.99                29.39                 12.25
                    (ten thousand tonnes)
------------------------------------------ -------------------- --------------------- ---------------------
Urea             (ten thousand tonnes)           226.34                191.83                17.99
------------------------------------------ -------------------- --------------------- ---------------------




3.2  Major Investment Projects in Progress


3.2.1  Major investment projects in progress during the reporting period


The Company's planned capital expenditure is approximately RMB 34.5 billion for the whole of the year 2002. However, in order to enhance the exploration and development of the upstream operations, expand the domestic and overseas markets of refined oil products and increase its market share, the Company has adjusted its annual capital expenditure plan. The Board of Directors has approved the following projects: exploring for Junggar basin, Tarim basin and other areas in Western China and expanding highway petrol stations, water ways and rural marketing networks of refined oil products, which in total amounted to an addition of RMB 1.7 billion. Thus, the planned capital expenditure has increased to RMB 36.2 billion. For the period ended on 30 September, the actual capital expenditure of the Company amounted to RMB 27.896 billion, representing 77.9% of the planned total capital expenditures for the year, of which: (i) capital expenditure for the exploration and production segment reached RMB 12.658 billion (such capital expenditure was mainly invested in the exploration of oil and gas and adding production capacity, of which newly added production capacity of crude oil and natural gas reached 3.66 million tonnes and 451 million cubic meters respectively); (ii) capital expenditure for the refining segment amounted to RMB 3.622 billion, which was mainly invested in projects for the improvement of the quality of refined oil products and the capacity in auxiliary processing of sour crude oil (of which the reconstruction project by Shanghai Petrochemical Company Limited for auxiliary processing of sour crude oil has been completed, facilities for improving the quality of refined oil products have almost been completed in Shanghai Gaoqiao Company and Jinan Petrochemical Factory, etc, and the projects for quality improvement facilities for oil products in Sinopec Wuhan and Sinopec Anqing, etc, and the reconstruction project for high sour crude oil in Zhenhai Refining & Chemical Corp. are under progress); (iii) capital expenditure for the chemical segment amounted to RMB 6.479 billion (such capital expenditure was mainly invested in the reconstruction of large-scale ethylene facilities and in the Yangzi BASF Integration Project as well as Shanghai-SECCO Project, of which the ethylene facilities in Shanghai Petrochemical Company Limited and Yangzi Petrochemical Company Limited have been completed and put into production, and an ethylene project based in Guangzhou, a PTA project based in Yizheng and a PX project based in Zhenhai Refinery are under progress); (iv) capital expenditure for the marketing and distribution segment was RMB 4.986 billion, which was mainly investments in expanding the marketing networks and purchasing, building and reconstructing petrol stations; and (v) capital expenditure of the Company's headquarters and specialized companies was RMB 152 million, which was mainly investments in information projects.


3.2.2  Use of proceeds from the issue of A share during the Reporting Period


Ningbo-Shanghai-Nanjing crude oil pipeline: The State Development Planning Commission officially approved the feasibility study report of this project on 26 August 2002. It is estimated that this project will be completed and put into operation at the end of 2003. A total of RMB 271 million was used for this project for the nine-month period ended 30 September 2002.


Southwestern refined oil pipeline: The State Development Planning Commission officially approved the project proposal. At present, the further optimization of the feasibility study report is under progress. The State Environment Protection Administration has reviewed and examined the preliminary memorandum on the appraisal of the environment, while the environment appraisal report is being prepared. It is estimated that this project will be completed and put into operation by 2004. A total of RMB 96 million from the proceeds were used for this project for the nine-month period ended 30 September 2002.


3.3 Results of operation for the reporting period and financial position at the end of the reporting period


The following financial data are prepared under the PRC Accounting Policies of the Company.


3.3.1  Results of Operation




3.3.1.1 Table-1

   --------------------------------------------------------------------------------------------------------
                                           Amount(RMB millions)               Increase
   ------------------------------------------------------------------------    (+) or      Significant
            Item                  Nine-month period     Nine-month period     Decrease     changes and
                                  ended 30 September    ended 30 September       (-)         reasons
                                         2002                 2001                %
   ----------------------------- --------------------- -------------------- ------------- -----------------
     Income from principal            226,183               233,583             -3.2             A
     operations
   ----------------------------- --------------------- -------------------- ------------- -----------------
     Profit from principal             42,251                39,499              7.0              B
     operations
   ----------------------------- --------------------- -------------------- ------------- -----------------
     Net profit                         9,055                 8,176             10.8              C
   ----------------------------- --------------------- -------------------- ------------- -----------------




Significant changes and reasons:


A Income from the principal operations was RMB 226.183 billion, a decrease of 3.2% compared with that in the same period last year. Although the sales volumes of major products have increased to some extent since the beginning of this year and the prices of major products have recovered since March, the weighted average prices of major products in the first three quarters were lower than that of the same period last year. The average sales prices of gasoline, diesel and kerosene which accounted for 54.46% of the operation revenues decreased by 5.78%, 8.39% and 16.54%, respectively, over that in the same period last year. The average sales prices of monomers/polymers for synthetic fiber, synthetic resin, synthetic fiber and synthetic rubber which accounted for 17% of the operation revenues also decreased by 4.94%, 10.88%, 4.41% and 3.65%, respectively, over that in the same period last year.


B Profit from the principal operations was RMB 42.251 billion, an increase of RMB 2.752 billion, or 7% compared with the same period last year. Under the influence of the international market, the prices of refined oil products in the first half of this year slipped when compared with the corresponding period last year, and the domestic market of refined oil products experienced a disorderly competition. In particular, the gasoline price of the Singapore market was lower than the crude oil price from June to August 2001, leading to the decrease of the refining margin and impairment of the performance of the refining and marketing segments, coupled with lower profit from the principal operations. However, the prices of refined oil products climbed up gradually from January to September. The effect of the domestic stabilisation of the refined oil products market is now emerging and the market order was good. This resulted in an increase of refining margin and the recovery of profit from the principal operations.


C The net profit of the first three quarters of 2002 was RMB 9.055 billion (of which the net profit of the first, second and third quarter amounted to RMB 102 million, RMB 4.402 billion and RMB
         4.551 billion, respectively), an increase of RMB 879 million or 10.8% compared with the same period last year and exceeded the growth rate of profit from the principal operations. Due to the improvement of the market environment for the Company, the profit from the principal operations has increased. In the meantime, the Company has, via the cost-saving measures such as enhancing management and controlling expenditure, etc, realized a profit before taxation of RMB 14.341 billion, with an increase of RMB
         2.757 billion or 23.8% compared with the same period last year. The taxation and minority interests rose to RMB 1.878 billion over the same period last year.


3.3.1.2 Table-2


      ----------------------------------------------------------------------------------------------------------------
                                           Amount                      Percentage of profit before taxation

                Item
                                      (RMB millions)                                  (%)
      ------------------------- ----------------------------- --------------------------------------------------------

                                  Nine-month     Six-month      Nine-month      Six-month    Increase     Significant
                                    period        period         period          period       (+) or        changes
                                   ended 30      ended 30       ended 30        ended 30     Decrease        and
                                 September 2002  June 2002    September 2002    June 2002      (-)          reasons
      ------------------------- --------------- ------------- --------------- -------------- ------------ ------------
      Profit before taxation        14,341          7,117         100.0           100.0          0.0
      ------------------------- --------------- ------------- --------------- -------------- ------------ ------------
       Profit from principal
       operations                   42,251         25,480         294.6           358.0        -63.4          A
      ------------------------- --------------- ------------- --------------- -------------- ------------ ------------
      Profit from other
      operations                       851            498           5.9             7.0         -1.1
      ------------------------- --------------- ------------- --------------- -------------- ------------ ------------
      Period expenses               28,777         18,846         200.7           264.8        -64.1          B
      ------------------------- --------------- ------------- --------------- -------------- ------------ ------------
      Investment income                342            186           2.4             2.6         -0.2
      ------------------------- --------------- ------------- --------------- -------------- ------------ ------------
      Net non-operating                326            201           2.3             2.8         -0.5
      expenses
      ------------------------- --------------- ------------- --------------- -------------- ------------ ------------




Significant changes and reasons:


A The profit from the principal operations of the Company in the first three quarters amounted to RMB 42.251 billion, accounting for 294.6% of the profit before taxation, and a decrease of 63.4% from that of the first half of this year. Affected by the domestic and overseas market conditions, the Company experienced a serious challenging market environment in January and February. The realized profit before taxation for the first half of this year totalled RMB 7.117 billion, and the realized profit before taxation for the third quarter of this year totalled RMB 7.224 billion. Due to the relatively low profit before taxation in the first half of this year, the proportion of the profit from the principal operations to profit before taxation was positioned at an inappropriate level.


B Period expenses during the first three quarters of this year amounted to RMB 28.777 billion, accounting for 200.7% of the current profit before taxation, and a decrease of 64.1% from that of the first half of this year. Due to the same reasons mentioned in section A, the proportion of the period expenses during the first three quarters to profit before taxation was also kept at an inappropriate level. Anyhow, with the gradual recovery of the business, its proportion to profit before taxation will decrease accordingly as the Company takes strict measures to control the period expenses incurred.


3.3.1.3 From the beginning of this year to the end of the reporting period, the Company had no material seasonal revenue/expenses and non-operating income/expenses.


3.3.2 Financial Position


3.3.2.1 Table-3


     ------------------------------------------------------------------------------------------------------------

            Item            Amount(RMB millions)                  Percentage of total assets(%)
     -------------------- ---------------------------- ----------------------------------------------------------
                                                                                      Increase     Significant
                              At 30         At 31         At 30           At 31        (+) or        changes
                            September      December     September        December     Decrease        and
                              2002           2001          2002            2001         (-)          reasons
     -------------------- -------------- ------------- --------------- -------------- ------------ --------------
     Total assets           367,387        360,294         100.0         100.00           -             -
     -------------------- -------------- ------------- --------------- -------------- ------------ --------------
     Cash at bank and
     in hand                 19,232         22,854          5.23           6.34          -1.11          -
     -------------------- -------------- ------------- --------------- -------------- ------------ --------------
     Trade accounts
     receivables             13,200         11,082          3.59           3.08           0.51          -
     -------------------- -------------- ------------- --------------- -------------- ------------ --------------
     Other receivables       19,887         19,802          5.41           5.50          -0.09          -
     -------------------- -------------- ------------- --------------- -------------- ------------ --------------
     Inventories             42,450         45,448         11.55          12.61          -1.06          -
     -------------------- -------------- ------------- --------------- -------------- ------------ --------------
     Long-term
     investments             10,567          8,910          2.88           2.47           0.41          -
     -------------------- -------------- ------------- --------------- -------------- ------------ --------------
     Fixed assets           248,886        239,882         67.74          66.58           1.16          -
     -------------------- -------------- ------------- --------------- -------------- ------------ --------------
     Intangible assets        3,810          3,977          1.04           1.10          -0.06          -
     -------------------- -------------- ------------- --------------- -------------- ------------ --------------




3.3.2.2 From the beginning of this year to the end of the reporting period, Sinopec Corp. had no material trustee cash asset management events, capital loans or overdue debts.


3.3.3 The relevant financial data prepared under the International Accounting Policies of the Company


3.3.3.1 Table-4


   -----------------------------------------------------------------------------------------------------------

                                                  Nine-month period ended         Nine-month period ended
                       Item                          30 September 2002               30 September 2001
                                                      (RMB millions)                   (RMB millions)
   --------------------------------------------- ------------------------------ ------------------------------
   Turnover                                                226,183                        233,583
   --------------------------------------------- ------------------------------ ------------------------------
   Operating profit                                         19,224                         17,726
   --------------------------------------------- ------------------------------ ------------------------------
   Profit attributable to shareholders                      10,094                         10,380
   --------------------------------------------- ------------------------------ ------------------------------




3.3.3.2 Table-5


   --------------------------- ------------------------------ --------------------------------------------------

              Item                Amount(RMB millions)        Percentage of profit from ordinary
                                                                activities before taxation(%)
   --------------------------- ------------------------------ --------------------------------------------------
                                 Nine-month      Six-month       Nine-month       Six month
                                  period          period           period          period          Increase
                                  ended 30       ended 30         ended 30        ended 30          (+) or
                                 September         June          September          June           Decrease
                                   2002            2002            2002             2002              (-)
   --------------------------- ---------------- ------------- ----------------- -------------- -----------------
   Profit from ordinary            16,101          8,478           100.00          100.00            0.00
   activities before taxation
   --------------------------- ---------------- ------------- ----------------- -------------- -----------------
   Operating profit                19,224         10,707           119.40          126.29           -6.89
   --------------------------- ---------------- ------------- ----------------- -------------- -----------------
   Net finance costs                3,385          2,361            21.02           27.85           -6.83
   --------------------------- ---------------- ------------- ----------------- -------------- -----------------
   Investment income                  117             42             0.73            0.50            0.23
   --------------------------- ---------------- ------------- ----------------- -------------- -----------------
   Shares of profits less
   losses from associates
   and jointly controlled
   entities                           145            90              0.90            1.06           -0.16
   --------------------------- ---------------- ------------- ----------------- -------------- -----------------




3.3.3.3 Table-6


   ------------------------------------------------------------------------------------------------------

                Item                   Amount (RMB millions)         Percentage of total assets(%)
   ------------------------------- ------------------------------ ---------------------------------------
                                                                                              Increase
                                       At 30           At 31         At 30        At 31        (+) or
                                     September       December      September     December     Decrease
                                       2002            2001          2002          2001          (-)
   ------------------------------- --------------- -------------- ------------ ------------ -------------
   Total assets                       375,009        366,709         100.00       100.00        0.00
   ------------------------------- --------------- -------------- ------------ ------------ -------------
    Cash, cash equivalents and
    time deposits                      19,232         22,854           5.13         6.23       -1.10
   ------------------------------- --------------- -------------- ------------ ------------ -------------
   Trade accounts receivables          13,200         11,082           3.52         3.02        0.50
   ------------------------------- --------------- -------------- ------------ ------------ -------------
   Prepaid expenses and other
   current assets                      27,118         26,123           7.23         7.12        0.11
   ------------------------------- --------------- -------------- ------------ ------------ -------------
   Inventories                         43,607         46,194          11.63        12.60       -0.97
   ------------------------------- --------------- -------------- ------------ ------------ -------------
   Investments                          3,341          3,282           0.89         0.89        0.00
   ------------------------------- --------------- -------------- ------------ ------------ -------------
   Interests in associates and
   jointly controlled entities          6,519          5,172           1.74         1.41        0.33
   ------------------------------- --------------- -------------- ------------ ------------ -------------
   Property, plant and
   equipment, and   construction
   in progress                        254,570        244,207          67.88        66.59        1.29
   ------------------------------- --------------- -------------- ------------ ------------ -------------




3.3.4  Contingent Liabilities and Events after the Balance Sheet Date


3.3.4.1 There was no material litigation and arbitration during the reporting period.


3.3.4.2 During the period ended 30 September 2002, Sinopec Corp. provided guarantee with an aggregate amount of RMB 7.487 billion.


3.3.4.3 The Company has no material events after the balance sheet date as at the date of the announcement of this quarterly results announcement.


3.3.5  Other Significant Events


3.3.5.1 Interim Dividend Distribution Policy for the period ended 30 June 2002

The dividend distribution policy for the period ended 30 June 2002 was approved by the 23rd meeting of the First Session of the Board of Directors of Sinopec Corp.. Based on a total of 86,702.439 million shares as at 30 June 2002, a cash dividend of RMB 0.02 (tax included) per share was distributed to the shareholders whose names were recorded in Sinopec Corp.'s register of members as at 20 September 2002. For further details of the dividend distribution, please refer to Sinopec Corp.'s Interim Results Announcement published in the domestic newspapers-the China Securities News, Shanghai Securities News and Securities Times, and the Hong Kong newspapers-the South China Morning Post and the Hong Kong Economic Times on 19 August 2002.

3.3.5.2 Regarding the Transfer Of The State-owned Legal Person Shares Of Sinopec Hubei Xinghua Co., Ltd.

Pursuant to the discussion in the 20th meeting of the first session of the Board of Directors of Sinopec Corp., the transfer of the 162.2344 million state-owned legal person shares in Sinopec Hubei Xinghua Co., Ltd. ("Hubei Xinghua") (representing 57.58% of Hubei Xinghua's registered share capital) held by Sinopec Corp. in one lump sum to State Development & Investment Company of China ("State Investment Company") was approved, and then the Share Transfer Agreement was signed by both parties. Furthermore, this share transfer was approved by the Ministry of Finance and a waiver was granted by the CSRC from the requirements of the State Development & Investment Company to make a general offer, and the assets swap arrangement was approved at the extraordinary general meeting of Hubei Xinghua on 24 September 2002. At the 24th meeting of the First Session of the Board of Directors of Sinopec Corp., it was approved that Sinopec Corp. would buy back the principal assets of "Hubei Xinghua" and the Chairman, Mr. Li Yizhong, the President, Mr. Wang Jiming, and the Vice President and CFO, Mr. Zhang Jiaren, were authorized to sign the Assets Buyback Agreement, and the share transfer procedures have been completed on 15 October 2002. Details of the transfer are set out in Sinopec Corp.'s announcements published in the domestic newspapers-the China Securities News, Shanghai Securities News and Securities Times, and the Hong Kong newspapers-the South China Morning Post and the Hong Kong Economic Times on 30 April, 17 June and 10 October 2002.

3.3.5.3 For the purpose of avoiding business competition, to expand and improve the retail business of refined oil products, conform with the market order and increase the Company's market share, Sinopec Corp. has leased 2,138 petrol stations from Sinopec Group Company for the period ended 30 September 2002. The rental of these leases during the reporting period amounted to approximately RMB 48.76 million. It is estimated that the rental of these leases by 31 December 2002 will not exceed RMB 150 million. Details of the leases are set out in Sinopec Corp.'s announcement published in the domestic newspapers-the China Securities News, Shanghai Securities News and Securities Times, and the Hong Kong newspapers-the South China Morning Post and the Hong Kong Economic Times on 30 April 2002.


3.3.5.4 During the reporting period, apart from the statements referred to herein, Sinopec Corp. did not have any significant asset purchase or sale, acquisitions & mergers.


3.3.5.5 During the reporting period, Sinopec Corp. has not breached and is not aware of any of the principal shareholders having breached the commitments at the time of the A share issue.


3.3.5.6 The actual volume of connected transactions entered into by the Company during the third quarter amounted to an aggregate amount of RMB
17.29 billion, and the actual volume of connected transactions during the reporting period amounted to an aggregate amount of RMB 53.68 billion, of which incoming trade amounted to RMB 29.47 billion and outgoing trade amounted to RMB 24.21 billion.


3.4  Business Prospects of the Fourth Quarter

The Company believes that in the fourth quarter of 2002, the market conditions and the general trend of the industry will feature the following: o China's economy will maintain a steady and healthy growth, which will create more demand for petrochemical products in China and a positive market environment for the business of the Company.

o The price of crude oil in the global market will remain at a relatively high level in the fourth quarter of 2002. However, due to the tension in the Middle-East, there is a risk of high volatility in crude oil prices;

o The refining margin is expected to remain relatively stable at the current level;

o The PRC government's efforts in regulating the market of refined oil products and the operation of petrol stations have achieved positive results, and it is predicted that the current positive market conditions for refined oil products will be sustainable;

o Due to the slow-down in the growth of the global economy, the recovery of the prices of petrochemical products will be sluggish.


Based on the aforesaid market analysis, the Company plans to adopt the following operating strategies in the fourth quarter of this year:





3.4.1  Exploration and Production Segment

The Company will focus on the exploration in Junggar basin, Tarim basin and other areas in Western China, and will, at the same time, continue to explore for the concealed and faulted block oil reserves in Eastern China through rolling exploration measures to ensure a replacement rate over 100 per cent.

 As regards the production of oil and gas, the Company will continue to take effective measures to maintain the production of the existing oil fields, and ensure that the new production capacities can be duly utilized so as to maintain a stable high yield and reduce the production costs of oil and gas. It is estimated that 9.6 million tonnes of crude oil and 1.28 billion cubic meters of natural gas will be produced in the fourth quarter of this year.


3.4.2  Refining Segment

The Company will strictly control the total volume of crude oil processing in accordance with the demand and supply in the market, closely monitor and analyze the changes of the international crude oil market, adopt flexible purchasing policies to lower the purchase costs for crude oil and maintain a reasonable inventory level of crude oil. The Company will adjust its product mix, and strive to increase the production of chemical light oil products and those high value-added products such as LPG, lubricant and high quality asphalt. Furthermore, the throughput of the refined oil production will be increased by structural adjustments, increase in the production of chemical feedstocks, commencing the increase of the volume for overseas sourced crude oil processing service and increasing export of refined products. The Company will also carry out in-depth processing measures to increase light oil yield and composite refining yield. In the fourth quarter of this year, the Company plans to process 27.03 million tonnes of crude oil.

3.4.3  Marketing Segment

The Company plans to further improve sales structure, continue to increase the retail volume and distribution volume and penetrate potential markets so as to increase its market share. The Company will also continue to maintain a reasonable inventory level of storage refined oil products. It will seize opportunities at the international market and expand its exports volume. The Company will also strengthen the control on the standardized management of franchised petrol stations so as to promote the total sales volume of refined oil products. By improvement and development, enhancement of services as well as flexible promotion policies, the Company plans to further promote the pump volume of each petrol station. With a view to develop and improve the retail sales network, the Company will develop highway petrol stations, marine fuel filling and rural marketing networks of refined oil products. For the fourth quarter of 2002, the Company plans to sell a total of 17.4 million tonnes of refined oil products in China, including 9 million tonnes of retail sales and 3.5 million tonnes of direct distribution sales.

3.4.4  Chemical Segment

The Company will continue to maintain the production of major chemical facilities at full capacity so as to promote the throughput of chemical products. By combining the efforts of production, R&D and marketing teams, the Company aims to increase the proportion of direct sales and the Company's market share. In the fourth quarter of this year, the Company plans to produce 787 thousand tonnes of ethylene, 1.13 million tonnes of synthetic resin, 128 thousand tonnes of synthetic rubber, 965 thousand tonnes of monomers/polymers for synthetic fiber and 300 thousand tonnes of synthetic fiber.

4  Financial Report

This financial report is unaudited.

4.1 Condensed financial report prepared under the PRC Accounting Policies of the Company





4.1.1    Condensed Consolidated Balance Sheet


                                                                                               in RMB million
           --------------------------------------- ----------------------------- --------------------------------
                           Caption                     At 30 September 2002                  At 31 December 2001
           --------------------------------------- ----------------------------- --------------------------------
            Current assets                                        103,673                          106,765
           --------------------------------------- ----------------------------- --------------------------------
            Long-term equity investments                           10,567                            8,910
           --------------------------------------- ----------------------------- --------------------------------
            Fixed assets                                          248,886                          239,882
           --------------------------------------- ----------------------------- --------------------------------
                Of which:   Fixed assets net
                            value                                 212,725                          213,493
           --------------------------------------- ----------------------------- --------------------------------
            Intangible assets and other assets                      4,261                            4,737
           --------------------------------------- ----------------------------- --------------------------------
            Total assets                                          367,387                          360,294
           --------------------------------------- ----------------------------- --------------------------------
            Current liabilities                                   128,075                          129,361
           --------------------------------------- ----------------------------- --------------------------------
            Non-current liabilities                                69,143                           68,486
           --------------------------------------- ----------------------------- --------------------------------
              Of which:     Long-term liabilities                  68,484                           67,807
           --------------------------------------- ----------------------------- --------------------------------
            Minority interests                                     23,809                           23,408
           --------------------------------------- ----------------------------- --------------------------------
            Total shareholders' funds                             146,360                          139,039
           --------------------------------------- ----------------------------- --------------------------------
            Total liabilities and shareholders'                   367,387                          360,294
            funds
           --------------------------------------- ----------------------------- --------------------------------




4.1.2   Condensed Consolidated Income Statement


                                                                                               in RMB million
           --------------------------------------------- --------------------------- ----------------------------
                                                            Three-month period            Nine-month period
                              Caption                     from July to September      from January to September
                                                                 2002                           2002
           --------------------------------------------- --------------------------- ----------------------------
           Income from principal operations                          85,555                      226,183
           --------------------------------------------- --------------------------- ----------------------------
           Profit from principal operations                          16,771                       42,251
           --------------------------------------------- --------------------------- ----------------------------
           Profit from other operations                                 353                          851
           --------------------------------------------- --------------------------- ----------------------------
           Period expenses                                            9,931                       28,777
           --------------------------------------------- --------------------------- ----------------------------
           Investment income                                            156                          342
           --------------------------------------------- --------------------------- ----------------------------
           Net non-operating expense                                    125                          326
           --------------------------------------------- --------------------------- ----------------------------
           Taxation                                                   2,325                        4,499
           --------------------------------------------- --------------------------- ----------------------------
           Minority interests                                           348                          787
           --------------------------------------------- --------------------------- ----------------------------
           Net profit                                                 4,551                        9,055
           --------------------------------------------- --------------------------- ----------------------------



4.1.3   Notes to the financial report


4.1.3.1 There is no material change in the accounting policies, accounting estimates and the scope of consolidation between this quarterly report and the 2002 interim report.


4.1.3.2 There is no material change in the accounting polices between this quarterly report and the 2001 annual report.


4.1.3.3 There is no material non-consolidated subsidiary which should be included under the scope of the consolidation


4.2 Condensed financial report prepared under the International Accounting Policies of the Company


4.2.1      Condensed Consolidated Balance Sheet



                                                                                            in RMB million
        --------------------------------------------------- --------------------------- -------------------------
                              Caption                          At 30 September 2002       At 31 December 2001
        --------------------------------------------------- --------------------------- -------------------------
        Current assets                                                   107,494                   109,795
        --------------------------------------------------- --------------------------- -------------------------
        Investments and Interests in associates and                        9,860                     8,454
        jointly controlled entities
        --------------------------------------------------- --------------------------- -------------------------
        Property, plant and equipment, Construction in
        progress and                                                     255,344                   246,322
        Lease prepayments
        --------------------------------------------------- --------------------------- -------------------------
        Other non-current assets                                           2,311                     2,138
        --------------------------------------------------- --------------------------- -------------------------
        Total assets                                                     375,009                   366,709
        --------------------------------------------------- --------------------------- -------------------------
        Current liabilities                                              130,739                   124,711
        --------------------------------------------------- --------------------------- -------------------------
        Non-current liabilities                                           72,160                    70,788
        --------------------------------------------------- --------------------------- -------------------------
        Minority interests                                                23,611                    23,541
        --------------------------------------------------- --------------------------- -------------------------
        Shareholders' funds                                              148,499                   147,669
        --------------------------------------------------- --------------------------- -------------------------
        Total liabilities and shareholders' funds                        375,009                   366,709
        --------------------------------------------------- --------------------------- -------------------------




4.2.2   Condensed Consolidated Income Statement


                                                                                                in RMB million
         --------------------------------------------- ---------------------------- ------------------------------

                                                         Three-month period          Nine-month period from
                            Caption                        from July to                 from January to
                                                          September 2002                 September 2002
         --------------------------------------------- ---------------------------- ------------------------------
         Turnover                                                     85,555                        226,183
         --------------------------------------------- ---------------------------- ------------------------------
         Other operating revenues                                      6,400                         11,969
         --------------------------------------------- ---------------------------- ------------------------------
         Operating expenses                                           83,438                        218,928
         --------------------------------------------- ---------------------------- ------------------------------
         Operating profit                                              8,517                         19,224
         --------------------------------------------- ---------------------------- ------------------------------
         Net finance costs                                             1,024                          3,385
         --------------------------------------------- ---------------------------- ------------------------------
         Investment income                                                75                            117
         --------------------------------------------- ---------------------------- ------------------------------
         Share of profits less losses from                                55                            145
         associates and jointly controlled entities
         --------------------------------------------- ---------------------------- ------------------------------
         Profit from ordinary activities before                        7,623                         16,101
         taxation
         --------------------------------------------- ---------------------------- ------------------------------
         Taxation                                                      2,599                          5,193
         --------------------------------------------- ---------------------------- ------------------------------
         Minority interests                                              363                            814
         --------------------------------------------- ---------------------------- ------------------------------
         Profit attributable to shareholders                           4,661                         10,094
         --------------------------------------------- ---------------------------- ------------------------------




4.2.3         Notes to the financial report


4.2.3.1 There is no material change in the accounting policies, accounting estimates and the scope of consolidation between this quarterly report and the 2002 interim report.


4.2.3.2 There is no material change in the accounting policy between this quarterly report and the 2001 annual report.


4.2.3.3 There is no material non-consolidated subsidiary which should be included under the scope of the consolidation.


4.3 Differences between consolidated financial report prepared under the PRC Accounting Policies of the Company and the International Accounting Policies of the Company

Other than the differences in the classifications of certain financial report captions and the accounting for the items described below, there are no material differences between the Company's financial report prepared under the PRC Accounting Policies of the Company and the International Accounting Policies of the Company. The major differences are:

4.3.1 Depreciation of oil and gas properties

Under the PRC Accounting Policies of the Company, oil and gas properties are depreciated on a straight-line basis. Under the International
Accounting Policies of the Company , oil and gas properties are depreciated on the unit of production method.

4.3.2  Capitalisation of general borrowing costs

Under the PRC Accounting Policies of the Company, only borrowing costs on funds that are specifically borrowed for construction are eligible for capitalisation as fixed assets. Under the International Accounting Policies of the Company, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset.

4.3.3  Acquisition of Sinopec National Star


Under the PRC Accounting Policies of the Company, the acquisition of Sinopec National Star Petroleum Company ("Sinopec National Star") (the "Acquisition") is accounted for by the acquisition method. Under the acquisition method, the income of an acquiring enterprise includes the operations of the acquired enterprise subsequent to the acquisition. The difference between the cost of acquiring Sinopec National Star and the fair value of the net assets acquired is capitalised as an exploration and production right, which is amortised over 27 years.


Under the International Accounting Policies of the Company, as the Company and Sinopec National Star were under the common control prior to the Acquisition, the Acquisition is considered a "combination of entities under common control" which is accounted in a manner similar to a pooling-of-interests ("as-if pooling-of-interests accounting"). Accordingly, the assets and liabilities of Sinopec National Star acquired have been accounted for at historical cost and the financial report of the Company for periods prior to the Acquisition have been restated to include the financial report and results of operations of Sinopec National Star on a combined basis. The consideration paid by the Company is treated as an equity transaction.


4.3.4  Revaluation of land use rights

Effective 1 January 2002, land use rights are carried at historical cost less amortisation under the International Accounting Policies of the Company. Accordingly, the surplus on the revaluation of land use rights, credited to revaluation reserve previously, was eliminated during the period. Under the PRC Accounting Policies of the Company, the land use rights are carried at revalued amount.

4.3.5  Impairment losses of long-lived assets

Under the PRC Accounting Policies of the Company and the International Accounting Policies of the Company, impairment charges are recognised when the carrying amount of long-lived assets exceeds the higher of their net selling price and the value in use which incorporates discounting the asset's estimated future cash flows. Due to the difference in the depreciation method of oil and gas properties discussed in (i) above, the provision for impairment losses and reversal of impairment loss under the PRC Accounting Policies of the Company are different from the amounts recorded under the International Accounting Policies of the Company.




4.3.6   Dividends


Under the PRC Accounting Policies of the Company, dividends relating to an accounting period declared after the period end date are recognised as a liability in that accounting period. Under the International Accounting Policies of the Company, dividends are recognised as a liability at its declaration date.


4.4 Effects of major differences between the PRC Accounting Policies of the Company and the International Accounting Policies of the Company on net income and shareholders' funds are analyzed at 1.2.3 of the Basic
Information of the Company.


                                                        By Order of the Board
                                                                   Li Yizhong
                                                                     Chairman


Beijing, the PRC, 30 October, 2002